FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                For the Quarterly period ended September 30, 2001


                                    EIDOS plc



                             Wimbledon Bridge House
                                1, Hartfield Road
                                Wimbledon, London
                             SW19 3RU United Kingdom
                                 44 208 636 3000
          (Address and telephone number of principal executive offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F ____X___ Form 40-F_____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X___

   If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____N/a______

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EIDOS plc

4 January 2002                      By   /S/ Stuart Cruickshank
----------------                         ----------------------

                                         Stuart Cruickshank
                                         Group Finance Director

                                    EIDOS plc

                                    Form 6-K

                                TABLE OF CONTENTS

The following documents were filed as part of this Form 6-K:

                                                                                                 Exhibit
US Press release dated December 12, 2001 - Results for the three and six                              E1
months ended September 30, 2001
UK Press release dated December 12, 2001 - Results for the                                            E2
six months ended September 30, 2001
Press release dated December 13, 2001 - Director's Shareholding                                       E3

Exhibit E1


FOR IMMEDIATE RELEASE


Eidos plc announces financial results for the second quarter and half year ended September 30, 2001

LONDON, December 12, 2001 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the three and six months ended September 30, 2001. Net revenue was
(L)31.0 million ($45.6 million) for the six months, a decrease of 42.8% on the same period last year (pre exceptional charges). On a US GAAP basis the Group had a loss before tax for the quarter of (L)11.0 million ($16.1 million). This resulted in a loss per share of 8.2p (12.1c) for the quarter.

Business Highlights

o    Total operating losses pre goodwill and exceptional charges reduced by 4.5%
o    Gross margin pre exceptional charges increased 4.6 % to 60.5% from 55.9%
o    Operating expenses pre goodwill and exceptional charges reduced by 23.7%
o New titles released in the period include "Who Wants To Be A Millionaire ?" 2 on PC CD and PS one in the UK and Commandos 2: Men of Courage on PC CD
o    Improved cash position following receipt of(L)51.6m rights issue proceeds
o Championship Manager Season 01 / 02 became the UK's best selling PC CD title of all time once it launched after the period end.

Commenting on these results Ian Livingstone, Chairman, stated:

Review of Operations

Turnover decreased 42.8% from (L)54.3 million (pre exceptional charges) to
(L)31.0 million. Operating losses pre goodwill and exceptional charges were reduced by 4.5% from (L)20.5 million to (L)19.6 million. The loss per share was 21.8p, or 15.4p excluding goodwill and exceptional charges, compared to 65.4p and 11.7p respectively. This is based on a weighted average number of shares in issue during the period of 125,667,301 (2000: 115,182,342). The 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 - Earnings per share.

In the six months to 30 September 2001 we shipped six new titles (2000: eight), in addition to French and Junior versions of "Who Wants to be a Millionaire?" (WWTBAM). The new titles included Commandos 2: Men of Honour on PC CD and the UK version of "Who Wants to be a Millionaire? " 2 on PC CD and PS one. Although more than 500,000 units of Commandos 2: Men of Honour were shipped on launch and the title entered the retail charts in the top five in all of our major markets, total sales of this title and the various new versions of WWTBAM failed to achieve the levels originally anticipated for them. All of our new releases in the period were on the PC CD and PS one formats, with all of our major next generation titles for this year shipping after the period end.

The gross margin was 60.5% for the half-year compared to 55.9% for the corresponding period last year. The increase in the margin has resulted from reduced royalty costs and from the predominance of higher margin PC CD titles in the period. With the release of a significant number of next generation console titles scheduled after the period end, margins for the full year are expected to revert to a level closer to the 57.7% reported at 30 June 2001, which will nevertheless remain an improvement over the prior year.


                                      E1-1

The period was notable for the much improved control over total operating expenses before goodwill which have fallen by 23.7% to (L)39.0 million, compared to (L)51.2 million for the same period last year (pre exceptional charges).
(L)2.5 million of this saving has come from the disposal of certain non-core activities that occurred during the prior year. However, the bulk of the decrease has been achieved through reductions in overall costs and notably in fixed selling, marketing and general and administrative costs across all areas of our core businesses.

Selling and Marketing

Advertising costs in the six months to 30 September 2001 were (L)5.1 million (16.5% of turnover) compared to (L)9.0 million (16.6% of pre exceptional turnover) in the comparable period last year. This includes costs of (L)1.4 million in respect of titles to be released in the second half of the year (2000: (L)0.5 million).

The fixed element of selling and marketing costs was down 53.9% to (L)4.1 million compared to (L)8.9 million in the prior year. The significant reduction in expenditure is due to permanent savings arising from reduced exhibition, salary and licence amortisation costs in our core publishing businesses.

Research and Development

Research and development represents the Company's investment in product development of (L)17.8 million (2000: (L)17.5 million). This includes (L)12.2 million (2000: (L)12.1 million) relating to more than 30 titles to be released over the next two years.

The fixed element of research and development for the period was(L)2.2 million (2000:(L)2.7 million).

General and Administrative

General and administrative costs before goodwill amortisation, were (L)9.9 million, compared to (L)13.0 million (pre exceptional charges) in the corresponding period. The reduction in like for like expenditure reflects permanent savings in salary, financing and other costs. Total general and administrative costs for the period were (L)15.5 million including goodwill amortisation of (L)5.6 million, compared to (L)18.4 million in 2000 (pre exceptional charges).

Financing and Cashflow

The 1 for 3 rights issue announced on 31 May 2001 was successfully completed in July, raising (L)51.6m net of costs. The Group's existing bank borrowings were repaid in full from the proceeds and at 30 September the Group had cash balances of (L)31.6m (2000: (L)5.4m). The Group retains a committed (L)15m banking facility which we do not anticipate drawing upon in the current year.

The net cash outflow from operating activities was (L)18.7 million compared to
(L)14.2 million in the corresponding period. This is after Eidos' investment in research and development of (L)20.0 million (2000: (L)20.2 million).

Taxation

No tax credit has been provided on the loss on ordinary activities for the six months, based on the availability of losses accumulated in prior years. The Group has reviewed the provisions of FRS19, Deferred Tax, and believes that this treatment is consistent with the standard.


                                      E1-2

Change of year-end

The Group will change its year-end during the current financial year, to 30
June.

Historically, a significant proportion of sales has taken place in the fourth quarter of the Group's financial year. This has meant the Group's outcome for the year has been difficult to anticipate until a late stage in the financial year. Changing the year-end will reduce this uncertainty and as a result should increase the Group's ability to respond to changing circumstances and take corrective action where necessary. It will also contribute to the Board's drive to increase its control over the business, as evidenced by the on going initiatives to reduce fixed costs and to improve key business processes.

To ensure the fullest disclosure during the transition to the new year-end, the Group will report on the twelve months to 31 March 2002 in the normal time frame. We will then report separately on the fifteen months to 30 June 2002, before adopting a regular reporting cycle based on a 30 June year-end for future years.

Current Trading and Future Prospects

We have already released eight new titles since the period end, including four for the PS2 and Mad Dash Racing, our first title for the Xbox. We have been particularly pleased with the performance of Soul Reaver 2 from our Crystal Dynamics studio, which has to date shipped in excess of 450,000 units on PS2. In the UK, Championship Manager Season 01 / 02, became the best selling PC CD title of all time when it launched in October (a record previously held by Championship Manager 3). Based on this, and the early performance of Championship Manager Quiz which is currently shipping in the UK on PC CD and PS one, it is clear that this is still a growing franchise and one that has excellent potential for successful multi format development in the future.

Releases for the remainder of our year include next generation hardware versions of other franchise titles such as Deus Ex, "Who Wants to be a Millionaire?" 2, Commandos 2: Men of Honour and Olympic Winter Games Salt Lake 2002. These will be complimented by innovative new titles, such as Herdy Gerdy on PS2 from Core Design.

We have already met many of the short-term objectives we set ourselves last year, by showing clear improvements in gross margins and operating expenses in our publishing business. We are also beginning to meet the objectives that we set for our development business. The impact of product delays has been greatly reduced compared to prior years but the potential for further slippage in our release schedule remains. The current financial year will be impacted by a reduction in our expectations for unit sales on certain titles, titles being deferred until the next financial year and titles being cancelled. Against this, the group continues to make progress in reducing its cost base in all areas and the Board continues to believe that our portfolio based approach will allow us to deliver a significant improvement in pre goodwill operating performance for the twelve months to 31 March 2002.

Longer term, we believe that by leveraging our established franchise titles onto new and emerging hardware platforms, we can mitigate the risk inherent in bringing new titles to market. Our industry is showing significant signs of recovery whilst global economic conditions remain at best uncertain. Eidos has come through a difficult period in its history. Management has been strengthened and much work has been directed towards reducing the cost base within the business and improving its responsiveness to changes in market conditions. The company was re-capitalised successfully during the period, with (L)51.6 million being realised by the Rights Issue. Since the period end we have also taken the opportunity to dispose of the remainder of our shareholding in Opticom raising gross proceeds of (L)11.1 million. With robust operating fundamentals and a solid portfolio of internally developed franchise properties, we believe we are well placed to benefit in the medium term from the growth potential that exists in the entertainment software market.

Ian Livingstone
Chairman
12 December 2001
EIDOS plc


                                      E1-3

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"Our results for the six months to 30 September show progress in the Group's recovery with increased gross margins, reduced operating expenses and an improved cash position. We released fewer new titles in the period compared to the prior year and some of these performed below expectations, leading to a reduction in turnover compared to the same period last year. Since the period end we have released a number of new titles, including our first for the year on PS2 and Xbox. Following the recent launches of two new hardware systems in the US and the continuing in-roads into the mass market being made by the PS2, we are seeing strong signs of a market recovery. With robust operating fundamentals and a solid portfolio of internally developed franchise properties, we believe we are well placed to benefit in the medium term from the growth potential that exists in the entertainment software market."


-------------------------------------  -------------------------------------------    ---------------------------------------------
                                                          US GAAP                                         US GAAP
                                                     Three Months Ended                               Six Months Ended
                                                        September 30,                                   September 30,
-------------------------------------  -------------------------------------------    ---------------------------------------------
                                                       2001                   2000                     2001                   2000
-------------------------------------  ---------------------------- --------------    ----------------------------- --------------
                                                $000         (L)000         (L)000              $000         (L)000         (L)000
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
Net sales                                     32,277         21,957         39,194*           52,720         35,864         58,239*
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
Total operating loss before
goodwill                                     (10,912)        (7,423)        (1,889)*         (27,223)       (18,519)       (20,327)*
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
EBITDA                                       (10,530)        (7,163)        (1,163)*         (26,054)       (17,724)       (18,699)*
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
Exceptionals                                      --             --         54,087                --             --         54,100
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
Loss before taxation                         (16,146)       (10,984)       (60,189)          (40,309)      (27,421)        (82,570)
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
Loss per share before goodwill                (7.8)c         (5.3)p        (1.7)p*           (23.1)c       (15.7)p         (11.6)p*
-------------------------------------  ------------- -------------- --------------    -------------- -------------- --------------
Loss per share                               (12.1)c         (8.2)p       (52.3)p            (32.2)c       (21.9)p         (65.7)p
-------------------------------------  ---------------------------- --------------    ----------------------------- --------------
Weighted average shares                            135,648,016         115,182,342                125,667,301          115,182,342
-------------------------------------  ---------------------------- --------------    ----------------------------- --------------

* Pre exceptional

Notes:
1. The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or '(L)' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.47 to(L)1.00, the exchange rate published by Datastream for September 28, 2001.

2. Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 2001.

3. The consolidated financial information as set out above, which is unaudited, has been prepared on the basis of the accounting policies set out in the Eidos plc annual report for the year ended 31 March 2001.

4. The 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 - Earnings per share


                                      # # #
Contact:
--------
Michael McGarvey, CEO:                                      0011 44 20 8636 3000
Jonathan Glass, Brunswick:                                  0011 44 20 7404 5959
Brad Edwards, Brainerd Communicators:                       001 212 986 6667


                                      E1-4

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP for the three and six months ended September 30, 2001

                                                                   Three months ended                      Six months ended
                                                                     September 30,                           September 30,
                                                          -----------------------------------   -----------------------------------
UK GAAP                                                  |     2001 |       2001         2000   |     2001 |       2001        2000
-------                                                  |          |                           |          |
                                                         |     $000 |     (L)000       (L)000   |     $000 |     (L)000      (L)000
Turnover: Group and share of joint ventures'             |   29,881 |     20,327       38,746   |   49,986 |     34,004      57,615
Less: exceptional returns provisions                     |       -- |         --      (16,900)  |       -- |         --     (16,900)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
                                                         |   29,881 |     20,327       21,846   |   49,986 |     34,004      40,715
Less:  share of joint venture's turnover                 |   (2,165)|     (1,473)      (1,230)  |   (4,348)|     (2,958)     (3,301)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Group turnover - continuing operations                   |   27,716 |     18,854       20,616   |   45,638 |     31,046      37,414
                                                         |          |                           |          |
Costs of goods sold                                      |  (10,430)|     (7,095)     (14,860)  |  (18,012)|    (12,253)    (23,950)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Gross profit                                             |   17,286 |     11,759        5,756   |   27,626 |     18,793      13,464
                                                         | -------- |    -------     --------   | -------- |    -------     -------
                                                         |          |                           |          |
Selling and marketing                                    |   (7,995)|     (5,439)      (8,814)  |  (13,505)|     (9,187)    (17,877)
Research and development                                 |  (15,322)|    (10,423)      (8,701)  |  (29,365)|    (19,976)    (20,236)
General and administrative                               |          |                           |          |
   Goodwill amortisation                                 |   (4,070)|     (2,769)      (2,718)  |   (8,226)|     (5,596)     (5,365)
   Other                                                 |   (7,290)|     (4,959)      (7,978)  |  (14,485)|     (9,854)    (13,978)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Operating expenses                                       |  (34,677)|    (23,590)     (28,211)  |  (65,581)|    (44,613)    (57,456)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
                                                         |          |                           |          |
Group operating loss                                     |  (17,391)|    (11,831)     (22,455)  |  (37,955)|    (25,820)    (43,992)
Joint venture operating profit                           |      876 |        596           16   |      973 |        662         305
Joint venture goodwill amortisation                      |   (1,808)|     (1,230)      (1,208)  |   (3,577)|     (2,433)     (2,460)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
-----------------------------------------------------------------------------------------------------------------------------------
| Total operating loss - continuing operations -         |  (12,445)|     (8,466)     (19,721)  |  (28,756)|    (19,562)   (38,322)|
| before goodwill                                        |          |                           |          |                       |
| Total amortisation of goodwill                         |   (5,878)|     (3,999)      (3,926)  |  (11,803)|     (8,029)    (7,825)|
-----------------------------------------------------------------------------------------------------------------------------------
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Total operating loss - continuing operations             |  (18,323)|    (12,465)     (23,647)  |  (40,559)|    (27,591)    (46,147)
                                                         |          |                           |          |
Loss on Investments                                      |       -- |         --      (36,249)  |       -- |         --     (36,249)
Interest Receivable                                      |      907 |        617          157   |    1,167 |        794         589
Interest payable and similar charges                     |     (326)|       (222)        (275)  |     (938)|       (638)       (541)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Loss on ordinary activities before tax                   |  (17,742)|    (12,070)     (60,014)  |  (40,330)|    (27,435)    (82,348)
                                                         |          |                           |          |
Tax on loss or ordinary activities                       |       -- |         --           --   |       -- |         --       7,006
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Net loss after tax (prepared under UK GAAP)              |  (17,742)|    (12,070)     (60,014)  |  (40,330)|    (27,435)    (75,342)
                                                         | -------- |    -------     --------   | -------- |    -------     -------
Loss per share before goodwill                           |   (8.7)c |     (5.9)p      (1.7)p*   |  (22.6)c |    (15.4)p     (11.7)p*
Loss per share                                           |  (13.1)c |     (8.9)p      (52.1)p   |  (32.0)c |    (21.8)p     (65.4)p
                                                          ----------                             ----------

* Pre exceptional


                                      E1-5

Reconciliation to US GAAP
-------------------------

                                                                ---------                          ---------
Net loss after tax (prepared                                   | (17,742)|   (12,070)   (60,014)  | (40,330)|   (27,435)   (75,342)
Under UK GAAP)                                                 |         |                        |         |
Amortisation of goodwill - group                               |     182 |       124        221   |     519 |       353        436
Amortisation of goodwill - associates                          |    (116)|       (79)      (401)  |    (250)|      (170)      (809)
Deferred bank charges                                          |      -- |        --         --   |  (1,838)|    (1,250)        --
Revenue recognition                                            |   1,379 |       938         --   |   1,379 |       938         --
Full consolidation of joint venture                            |      -- |        --        (12)  |      -- |        --         55
                                                               | ------- |   -------    -------   | ------- |   -------    -------
Net loss in accordance with US GAAP                            | (16,297)|   (11,087)   (60,206)  | (40,520)|   (27,564)   (75,660)
                                                               | ------- |   -------    -------   | ------- |   -------    -------
Loss per share in accordance with US GAAP                      |         |                        |         |
Loss per share before goodwill                                 |  (7.8)c |    (5.3)p     (1.7)p*  | (23.1)c |   (15.7)p    (11.6)p*
                                                               |         |                        |         |
Loss per share                                                 | (12.1)c |    (8.2)p    (52.3)p   | (32.2)c |   (21.9)p    (65.7)p
                                                                ---------    -------    -------    ---------    -------    -------

*Pre exceptional

Notes:
The earnings per share is based on a weighted average number of ordinary shares in issue for the quarter of 135,648,016 (2000: 115,182,342) and 125,667,301
(2000: 115,182,342) for the six months to 30 September 2001. The 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 - Earnings per share.


                                      E1-6

EIDOS plc

Unaudited Consolidated Balance Sheets Reconciled to US GAAP

                                                                                         September 30, 2001          March 31, 2001
                                                                                      $000               (L)000              (L)000
UK GAAP
-------
Fixed assets
Intangible assets                                                                    1,570                1,068               6,759
Tangible assets                                                                      6,722                4,573               4,495
Investments
Joint ventures - share of net assets                                                 3,846                2,616               2,435
Joint ventures - goodwill                                                            6,749                4,591               7,078
Other investments                                                                    3,862                2,627               2,628
                                                                                 ---------             --------             -------
Total Investments                                                                   14,457                9,834              12,141
                                                                                 ---------             --------             -------
Total fixed assets                                                                  22,749               15,475              23,395
                                                                                 ---------             --------             -------
Current assets
Stocks                                                                               3,355                2,282               3,115
Debtors                                                                             37,995               25,847              31,389
Cash at bank and in hand                                                            46,428               31,584              28,355
                                                                                 ---------             --------             -------
Total current assets                                                                87,778               59,713              62,859

Creditors: amount falling due within one year                                      (26,376)             (17,943)            (53,319)
                                                                                 ---------             --------             -------
Net current assets                                                                  61,402               41,770               9,540
                                                                                 ---------             --------             -------
Total assets less current liabilities                                               84,151               57,245              32,935
                                                                                 ---------             --------             -------
Creditors: due after more than one year                                             (3,977)              (2,705)             (2,318)
                                                                                 ---------             --------             -------
Net assets                                                                          80,174               54,540              30,617
                                                                                 =========             ========             =======

Capital and reserves
--------------------
Called up share capital                                                              4,076                2,773               2,079
Share premium account                                                              201,214              136,880              85,822
Other reserve                                                                        1,039                  707                 707
Profit and loss account                                                           (126,155)             (85,820)            (57,991)
                                                                                 ---------             --------             -------
Equity shareholders' funds                                                          80,174               54,540              30,617
                                                                                 =========             ========             =======


                                      E1-7

EIDOS plc

Unaudited Consolidated Balance Sheet Reconciled to US GAAP (continued...)

                                                                                         September 30, 2001          March 31, 2001
                                                                                      $000               (L)000              (L)000
Reconciliation to US GAAP
-------------------------
Shareholders' funds (prepared under UK GAAP)                                         80,174              54,540              30,617

Goodwill                                                                             20,039              13,632              13,632
Less in process research and development                                             (3,481)             (2,368)             (2,368)
Less amortisation                                                                   (16,558)            (11,264)            (11,617)
                                                                                    -------             -------             -------
                                                                                         --                  --                (353)
                                                                                    -------             -------             -------
Investment in associates - net assets                                                   300                 204                 204
Investment in associates - goodwill                                                  10,458               7,114               7,114
Less amortisation                                                                    (9,990)             (6,796)             (6,626)
                                                                                    -------             -------             -------
                                                                                        768                 522                 692
                                                                                    -------             -------             -------
Unrealised appreciation of other investments                                          3,028               2,060              14,185
Deferred tax                                                                           (878)               (597)             (4,236)
                                                                                    -------             -------             -------
                                                                                      2,150               1,463               9,949
                                                                                    -------             -------             -------
Full consolidation of joint venture company                                              --                  --                 (19)
Revenue recognition                                                                      --                  --                (938)
Deferred bank charges                                                                    --                  --               1,250
                                                                                    -------             -------             -------
                                                                                         --                  --                 293
                                                                                    -------             -------             -------
Equity shareholders' funds in accordance with US
GAAP                                                                                 83,092              56,525              41,198
                                                                                    =======            ========             =======

Notes:
Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.


                                      E1-8

EIDOS plc

Unaudited Consolidated Statements of Cash Flow

                                                                                          Six months ended         Six months ended
                                                                                         September 30, 2001      September 30, 2000
                                                                                      $000               (L)000              (L)000

Net cash outflow from operating activities                                          (27,543)            (18,737)            (14,205)
                                                                                    -------             -------             -------
Returns on investments and servicing of finance
Dividends received                                                                      951                 647                  --
Interest received                                                                       817                 556                 592
Bank interest paid                                                                     (907)               (617)             (1,767)
Interest paid on finance leases                                                         (29)                (20)                (15)
                                                                                    -------             -------             -------
                                                                                        832                 566              (1,190)
                                                                                    -------             -------             -------
Taxation
UK tax paid                                                                         (14,550)             (9,898)            (12,653)
Overseas tax paid                                                                    (1,372)               (933)               (675)
                                                                                    -------             -------             -------
                                                                                    (15,922)            (10,831)            (13,328)
                                                                                    -------             -------             -------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                    (1,277)               (869)               (966)
Sale of tangible fixed assets                                                            15                  10                  78
                                                                                    -------             -------             -------
                                                                                     (1,262)               (859)               (888)
                                                                                    -------             -------             -------

Net cash outflow before financing                                                   (43,895)            (29,861)            (29,611)

Financing
Issue of ordinary share capital                                                      76,075              51,752                 448
Repayment of principal under finance leases                                            (159)               (108)                132
                                                                                    -------             -------             -------
                                                                                     75,916              51,644                 580
                                                                                    -------             -------             -------
Increase/(Decrease) in cash                                                          32,021              21,783             (29,031)
                                                                                    =======            ========             =======

Notes:
Net cashflow from operating activities is derived from the group operating loss of(L)25,820,000 (2000: loss (L)43,992,000) adjusted for depreciation of(L)938,000 (2000:(L)1,666,000) goodwill amortisation and write offs of
(L)5,596,000 (2000:(L)5,365,000) and an decrease in working capital of(L)549,000
(2000:(L)22,756,000)


                                      E1-9

    Eidos plc Statistical Information for the Period Ended September 30, 2001

                            Geographical Revenue Mix
                                   (unaudited)

                                                                                             Quarter

                                                                   September 30, 2001                       September 30, 2000
                                                              (L)000s           % of Total              (L)000s          % of Total
North America                                                   2,856                15.1%                1,317                 6.4%
UK/Europe                                                      14,387                76.3%               12,330                59.8%
Rest of World                                                   1,611                 8.6%                6,969                33.8%
                                                               ------               -----                ------               -----
Total net revenues                                             18,854               100.0%               20,616               100.0%
                                                               ------               -----                ------               -----

                                                                                           Half Year

                                                                   September 30, 2001                       September 30, 2000
                                                              (L)000s           % of Total              (L)000s          % of Total
North America                                                   5,691                18.3%                7,317                19.6%
UK/Europe                                                      22,243                71.6%               21,226                56.7%
Rest of World                                                   3,112                10.1%                8,871                23.7%
                                                               ------               -----                ------               -----
Total net revenues                                             31,046               100.0%               37,414               100.0%
                                                               ------               -----                ------               -----

                                                                     Percentage Change                       Percentage Change
                                                                           Quarter                                Half Year
North America                                                               116.9%                                 (22.2%)
UK/Europe                                                                    16.7%                                   4.8%
Rest of World                                                               (76.9%)                                (64.9%)
                                                                            -----                                   ----
                                                                             (8.5%)                                (17.0%)
                                                                            -----                                   ----


                    Platform Revenue Mix (Games Revenue only)
                                   (Unaudited)

                                                                                             Quarter

                                                                   September 30, 2001                       September 30, 2000
                                                              (L)000s           % of Total              (L)000s          % of Total
Console                                                        13,166                76.2%               15,286                77.3%
PC                                                              4,105                23.8%                4,486                22.7%
                                                               ------               -----                ------               -----
Total net revenues                                             17,271               100.0%               19,772               100.0%
                                                               ------               -----                ------               -----

                                                                                           Half Year

                                                                   September 30, 2001                       September 30, 2000
                                                              (L)000s           % of Total              (L)000s          % of Total
Console                                                        16,499                59.8%               19,731                55.7%
PC                                                             11,092                40.2%               15,692                44.3%
                                                               ------               -----                ------               -----
Total net revenues                                             27,591               100.0%               35,423               100.0%
                                                               ------               -----                ------               -----

                                                                      Percentage Change                      Percentage Change
                                                                           Quarter                                Half Year
Console                                                                     (13.9%)                                (16.4%)
PC                                                                           (8.5%)                                (29.3%)
                                                                            ------                                 -----
                                                                            (12.6%)                                (22.1%)
                                                                            ------                                 -----


                                      E1-10

Exhibit E2

This press release is not intended for and may not be distributed or released in or into the United States

12 December 2001
                                    Eidos plc
                                    ---------
                              2002 Interim Results

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the six months ended 30 September 2001.

Financial Overview

For the six months ended:                          30 September     30 September
                                                           2001             2000

Turnover                                               (L)31.0m        (L)54.3m*
Total operating loss before goodwill                 (L)(19.6)m      (L)(20.5)m*
EBITDA                                               (L)(18.6)m      (L)(18.8)m*
Exceptionals                                               --        (L)(54.1)m
Loss per share before goodwill (Note)                   (15.4)p         (11.7)p*
Loss per share (Note)                                   (21.8)p         (65.4)p

* Pre exceptional items

Note:
The 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 - Earnings per share.

Business Highlights

o    Total operating losses pre goodwill and exceptional charges reduced by 4.5%
o    Gross margin pre exceptional charges increased 4.6 % to 60.5% from 55.9%
o    Operating expenses pre goodwill and exceptional charges reduced by 23.7%
o New titles released in the period include "Who Wants To Be A Millionaire ?" 2 on PC CD and PS one in the UK and Commandos 2: Men of Courage on PC CD
o    Improved cash position following receipt of(L)51.6m rights issue proceeds
o Championship Manager Season 01 / 02 became the UK's best selling PC CD title of all time once it launched after the period end.

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"Our results for the six months to 30 September show progress in the Group's recovery with increased gross margins, reduced operating expenses and an improved cash position. We released fewer new titles in the period compared to the prior year and some of these performed below expectations, leading to a reduction in turnover compared to the same period last year. Since the period end we have released a number of new titles, including our first for the year on PS2 and Xbox. Following the recent launches of two new hardware systems in the US and the continuing in-roads into the mass market being made by the PS2, we are seeing strong signs of a market recovery. With robust operating fundamentals and a solid portfolio of internally developed franchise properties, we believe we are well placed to benefit in the medium term from the growth potential that exists in the entertainment software market."

Contact:
--------
Mike McGarvey, Chief Executive Officer:                        020 8636 3000
Jonathan Glass, Brunswick:                                     020 7404 5959
Brad Edwards, Brainerd Communicators:                          001 212 986 6667


                                      E2-1

CHAIRMAN'S STATEMENT

Review of Operations

Turnover decreased 42.8% from (L)54.3 million (pre exceptional charges) to
(L)31.0 million. Operating losses pre goodwill and exceptional charges were reduced by 4.5% from (L)20.5 million to (L)19.6 million. The loss per share was 21.8p, or 15.4p excluding goodwill and exceptional charges, compared to 65.4p and 11.7p respectively. This is based on a weighted average number of shares in issue during the period of 125,667,301 (2000: 115,182,342). The 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 - Earnings per share.

In the six months to 30 September 2001 we shipped six new titles (2000: eight), in addition to French and Junior versions of "Who Wants to be a Millionaire?" (WWTBAM). The new titles included Commandos 2: Men of Honour on PC CD and the UK version of "Who Wants to be a Millionaire? " 2 on PC CD and PS one. Although more than 500,000 units of Commandos 2: Men of Honour were shipped on launch and the title entered the retail charts in the top five in all of our major markets, total sales of this title and the various new versions of WWTBAM failed to achieve the levels originally anticipated for them. All of our new releases in the period were on the PC CD and PS one formats, with all of our major next generation titles for this year shipping after the period end.

The gross margin was 60.5% for the half-year compared to 55.9% for the corresponding period last year. The increase in the margin has resulted from reduced royalty costs and from the predominance of higher margin PC CD titles in the period. With the release of a significant number of next generation console titles scheduled after the period end, margins for the full year are expected to revert to a level closer to the 57.7% reported at 30 June 2001, which will nevertheless remain an improvement over the prior year.

The period was notable for the much improved control over total operating expenses before goodwill which have fallen by 23.7% to (L)39.0 million, compared to (L)51.2 million for the same period last year (pre exceptional charges).
(L)2.5 million of this saving has come from the disposal of certain non-core activities that occurred during the prior year. However, the bulk of the decrease has been achieved through reductions in overall costs and notably in fixed selling, marketing and general and administrative costs across all areas of our core businesses.

Selling and Marketing

Advertising costs in the six months to 30 September 2001 were (L)5.1 million (16.5% of turnover) compared to (L)9.0 million (16.6% of pre exceptional turnover) in the comparable period last year. This includes costs of (L)1.4 million in respect of titles to be released in the second half of the year (2000: (L)0.5 million).

The fixed element of selling and marketing costs was down 53.9% to (L)4.1 million compared to (L)8.9 million in the prior year. The significant reduction in expenditure is due to permanent savings arising from reduced exhibition, salary and licence amortisation costs in our core publishing businesses.

Research and Development

Research and development represents the Company's investment in product development of (L)17.8 million (2000: (L)17.5 million). This includes (L)12.2 million (2000: (L)12.1 million) relating to more than 30 titles to be released over the next two years.

The fixed element of research and development for the period was(L)2.2 million (2000:(L)2.7 million).


                                      E2-2

General and Administrative

General and administrative costs before goodwill amortisation, were (L)9.9 million, compared to (L)13.0 million (pre exceptional charges) in the corresponding period. The reduction in like for like expenditure reflects permanent savings in salary, financing and other costs. Total general and administrative costs for the period were (L)15.5 million including goodwill amortisation of (L)5.6 million, compared to (L)18.4 million in 2000 (pre exceptional charges).

Financing and Cashflow

The 1 for 3 rights issue announced on 31 May 2001 was successfully completed in July, raising (L)51.6m net of costs. The Group's existing bank borrowings were repaid in full from the proceeds and at 30 September the Group had cash balances of (L)31.6m (2000: (L)5.4m). The Group retains a committed (L)15m banking facility which we do not anticipate drawing upon in the current year.

The net cash outflow from operating activities was (L)18.7 million compared to
(L)14.2 million in the corresponding period. This is after Eidos' investment in research and development of (L)20.0 million (2000: (L)20.2 million).

Taxation

No tax credit has been provided on the loss on ordinary activities for the six months, based on the availability of losses accumulated in prior years. The Group has reviewed the provisions of FRS19, Deferred Tax, and believes that this treatment is consistent with the standard.

Change of year-end

The Group will change its year-end during the current financial year, to 30
June.

Historically, a significant proportion of sales has taken place in the fourth quarter of the Group's financial year. This has meant the Group's outcome for the year has been difficult to anticipate until a late stage in the financial year. Changing the year-end will reduce this uncertainty and as a result should increase the Group's ability to respond to changing circumstances and take corrective action where necessary. It will also contribute to the Board's drive to increase its control over the business, as evidenced by the on going initiatives to reduce fixed costs and to improve key business processes.

To ensure the fullest disclosure during the transition to the new year-end, the Group will report on the twelve months to 31 March 2002 in the normal time frame. We will then report separately on the fifteen months to 30 June 2002, before adopting a regular reporting cycle based on a 30 June year-end for future years.

Current Trading and Future Prospects

We have already released eight new titles since the period end, including four for the PS2 and Mad Dash Racing, our first title for the Xbox. We have been particularly pleased with the performance of Soul Reaver 2 from our Crystal Dynamics studio, which has to date shipped in excess of 450,000 units on PS2. In the UK, Championship Manager Season 01 / 02, became the best selling PC CD title of all time when it launched in October (a record previously held by Championship Manager 3). Based on this, and the early performance of Championship Manager Quiz which is currently shipping in the UK on PC CD and PS one, it is clear that this is still a growing franchise and one that has excellent potential for successful multi format development in the future.


                                      E2-3

Releases for the remainder of our year include next generation hardware versions of other franchise titles such as Deus Ex, "Who Wants to be a Millionaire?" 2, Commandos 2: Men of Honour and Olympic Winter Games Salt Lake 2002. These will be complimented by innovative new titles, such as Herdy Gerdy on PS2 from Core Design.

We have already met many of the short-term objectives we set ourselves last year, by showing clear improvements in gross margins and operating expenses in our publishing business. We are also beginning to meet the objectives that we set for our development business. The impact of product delays has been greatly reduced compared to prior years but the potential for further slippage in our release schedule remains. The current financial year will be impacted by a reduction in our expectations for unit sales on certain titles, titles being deferred until the next financial year and titles being cancelled. Against this, the group continues to make progress in reducing its cost base in all areas and the Board continues to believe that our portfolio based approach will allow us to deliver a significant improvement in pre goodwill operating performance for the twelve months to 31 March 2002.

Longer term, we believe that by leveraging our established franchise titles onto new and emerging hardware platforms, we can mitigate the risk inherent in bringing new titles to market. Our industry is showing significant signs of recovery whilst global economic conditions remain at best uncertain. Eidos has come through a difficult period in its history. Management has been strengthened and much work has been directed towards reducing the cost base within the business and improving its responsiveness to changes in market conditions. The company was re-capitalised successfully during the period, with (L)51.6 million being realised by the Rights Issue. Since the period end we have also taken the opportunity to dispose of the remainder of our shareholding in Opticom raising gross proceeds of (L)11.1 million. With robust operating fundamentals and a solid portfolio of internally developed franchise properties, we believe we are well placed to benefit in the medium term from the growth potential that exists in the entertainment software market.



Ian Livingstone                                          Mike McGarvey
Chairman                                                 Chief Executive Officer
12 December 2001                                         12 December 2001
EIDOS plc                                                EIDOS plc


                                      E2-4

EIDOS plc

Unaudited Consolidated Profit and Loss Account

                                                                                              --------------------------------------
                                                                Total               Total     |    Exceptional              Before |
                                                                                              |          items         Exceptional |
                                                                                              |                              items |
                                                        Six months to       Six months to     |  Six months to       Six months to |
                                                         30 September        30 September     |   30 September        30 September |
                                                                 2001                2000     |           2000                2000 |
                                                               (L)000              (L)000     |         (L)000              (L)000 |
                                                                                              |                                    |
Turnover: group and share of joint venture                     34,004              40,715     |        (16,900)             57,615 |
Less: share of joint ventures' turnover                        (2,958)             (3,301)    |             --              (3,301)|
                                                              -------             -------     |        -------             ------- |
Group turnover - continuing operations                         31,046              37,414     |        (16,900)             54,314 |
Cost of sales                                                 (12,253)            (23,950)    |             --             (23,950)|
                                                              -------             -------     |        -------             ------- |
                                                                                              |                                    |
Gross profit                                                   18,793              13,464     |        (16,900)             30,364 |
Sales and marketing                                            (9,187)            (17,877)    |             --             (17,877)|
Research and development                                      (19,976)            (20,236)    |             --             (20,236)|
General and administrative                                                                    |                                    |
   Amortisation of goodwill                                    (5,596)             (5,365)    |             --              (5,365)|
   Other                                                       (9,854)            (13,978)    |           (938)            (13,040)|
                                                              -------             -------     |        -------             ------- |
Total general and administrative                              (15,450)            (19,343)    |           (938)            (18,405)|
                                                              -------             -------     |        -------             ------- |
Operating expenses                                            (44,613)            (57,456)    |           (938)            (56,518)|
                                                              -------             -------     |        -------             ------- |
Group operating loss                                          (25,820)            (43,992)    |        (17,838)            (26,154)|
Share of operating profit of joint venture                        662                 305     |             --                 305 |
Joint venture goodwill amortisation                            (2,433)             (2,460)    |             --              (2,460)|
                                                              -------             -------     |        -------             ------- |
----------------------------------------------------------------------------------------------|------------------------------------|
| Total operating loss - continuing operations -              (19,562)            (38,322)    |        (17,838)            (20,484)|
| before goodwill                                                                             |                                    |
| Total amortisation of goodwill                               (8,029)             (7,825)    |             --              (7,825)|
----------------------------------------------------------------------------------------------|------------------------------------|
                                                              -------             -------     |        -------             ------- |
Total operating loss - continuing operations                  (27,591)            (46,147)    |        (17,838)            (28,309)|
Loss on Investments                                                --             (36,249)    |        (36,249)                 -- |
Interest receivable                                               794                 589     |             --                 589 |
Interest payable and similar charges                             (638)               (541)    |             --                (541)|
                                                              -------             -------     |        -------             ------- |
Loss on ordinary activities before tax                        (27,435)            (82,348)    |        (54,087)            (28,261)|
Tax on loss on ordinary activities                                 --               7,006     |             --               7,006 |
                                                              -------             -------     |        -------             ------- |
Net loss after tax                                            (27,435)            (75,342)    |        (54,087)            (21,255)|
                                                              -------             -------     |        -------             ------- |
                                                                                              |                                    |
Loss per share before goodwill                                (15.4)p             (58.6)p     |        (47.0)p             (11.7)p |
Loss per share                                                (21.8)p             (65.4)p     |        (47.0)p             (18.5)p |
                                                              =======             =======     |        =======             ======= |
                                                                                              --------------------------------------

Notes:
The earnings per share is based on a weighted average number of ordinary shares in issue of 125,667,301 (2000: 115,182,342) for the six months to 30 September 2001. The 2000 comparatives for earnings per share have been restated for the Rights Issue that occurred during the current period, in accordance with FRS14 - Earnings per share.


                                      E2-5

EIDOS plc

Unaudited Consolidated Balance Sheet

                                                                                                                    (Restated - see
                                                                                                                            Note 2)
                                                                                     30 September                      30 September
                                                                                             2001                              2000
                                                                                           (L)000                            (L)000

Fixed assets
Intangible assets                                                                           1,068                            11,909
Tangible assets                                                                             4,573                             5,521
Investments
  Joint ventures
    Share of gross assets                                                 4,023                             3,295
    Share of gross liabilities                                           (1,407)                           (1,388)
                                                                       --------                           -------
                                                                                            2,616                             1,907
   Joint ventures - goodwill                                                                4,591                             8,677
  Other investments and associated undertakings                                             2,627                             2,505
                                                                                         --------                           -------
Total Investments                                                                           9,834                            13,089
                                                                                         --------                           -------
Total fixed assets                                                                         15,475                            30,519
                                                                                         ========                           =======
Current assets
Stocks                                                                                      2,282                            11,523
Debtors                                                                                    25,847                            43,584
Cash at bank and in hand                                                                   31,584                             5,423
                                                                                         --------                           -------
                                                                                           59,713                            60,530

Creditors: amounts falling due within one year                                            (17,943)                          (36,199)
                                                                                         --------                           -------
Net current assets                                                                         41,770                            24,331
                                                                                         --------                           -------
Total assets less current liabilities                                                      57,245                            54,850

Creditors: due after more than one year                                                    (2,705)                           (3,637)
                                                                                         --------                           -------
Net assets                                                                                 54,540                            51,213
                                                                                         ========                           =======

Capital and reserves
Called up share capital                                                                     2,773                             2,074
Share premium account                                                                     136,880                            85,479
Other reserves                                                                                707                               719
Profit and loss account                                                                   (85,820)                          (37,059)
                                                                                         --------                           -------
Equity shareholders' funds                                                                 54,540                            51,213
                                                                                         ========                           =======


Notes:
1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.
2. Licence fees, which were previously included within creditors: amounts falling due within one year have now been reclassified and shown in creditors: amounts falling due after more than one year.


                                      E2-6

EIDOS plc

Unaudited Consolidated Statement of Cash Flow

                                                                                              Six months ended     Six months ended
                                                                                                  30 September         30 September
                                                                                                          2001                 2000
                                                                                                        (L)000               (L)000
                                                                                                       -------              -------
Net cash outflow from operating activities                                                             (18,737)             (14,205)
                                                                                                       -------              -------
Returns on investments and servicing of finance
Dividends received                                                                                         647                   --
Interest received                                                                                          556                  592
Bank interest paid                                                                                        (617)              (1,767)
Interest paid on finance leases                                                                            (20)                 (15)
                                                                                                       -------              -------
                                                                                                           566               (1,190)
                                                                                                       -------              -------
Taxation
UK tax paid                                                                                             (9,898)             (12,653)
Overseas tax paid                                                                                         (933)                (675)
                                                                                                       -------              -------
                                                                                                       (10,831)             (13,328)
                                                                                                       -------              -------
Capital expenditure and financial investment
Purchase of tangible fixed assets                                                                         (869)                (966)
Sale of tangible fixed assets                                                                               10                   78
                                                                                                       -------              -------
                                                                                                          (859)                (888)
                                                                                                       -------              -------
Net cash outflow before financing                                                                      (29,861)             (29,611)

Financing
Issue of ordinary share capital                                                                         51,752                  448
Capital element of finance lease rental payments                                                          (108)                 132
                                                                                                       -------              -------
                                                                                                        51,644                  580
                                                                                                       -------              -------
Increase/(Decrease) in cash                                                                             21,783              (29,031)
                                                                                                       =======              =======



Notes:
1. Net cashflow from operating activities is derived from the group operating loss of(L)25,820,000 (2000: loss(L)43,992,000) adjusted for depreciation of(L)938,000 (2000:(L)1,666,000) goodwill amortisation and write offs of(L)5,596,000 (2000:(L)5,365,000) and an decrease in working capital of(L)549,000 (2000:(L)22,756,000)
2. Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.


                                      E2-7

Exhibit E3


Eidos PLC - Director Shareholding
13 December 2001

Eidos plc ('the Company') Eidos plc has been advised that Mr Stuart Cruickshank, Finance Director, has today purchased 9,074 ordinary shares in the Company at a price of 164p per share.

Following the purchase, Mr Cruickshank's interest in the shares in the company now stands at 9,074.


                                      E3-1